UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2009
Commission File Number	000-29338
CARDIOME PHARMA CORP.
(Translation of registrant’s name into English)
6190 Agronomy Road, 6th Floor Vancouver, British Columbia, V6T 1Z3, CANADA 4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

EXPLANATORY NOTE

Reference is made to the prospectus supplement, dated November 6, 2008 (the "Prospectus Supplement), to the base shelf prospectus, dated October 23, 2008, included as part of the registration statement on Form F-10 (File No. 333-154710), dated October 23, 2008 (the "Registration Statement").

Notice is hereby given to the Company's shareholders and prospective shareholders that the offering of the Company's common shares pursuant to the Prospectus Supplement by the selling shareholder named therein is hereby terminated.  No further offers or sales of the Company's common shares may be made pursuant to the Prospectus Supplement.

This current report on Form 6-K is incorporated by reference into the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date:	August 4, 2009	By:	/s/ Curtis Sikorsky
			Name:	Curtis Sikorsky
			Title:	Chief Financial Officer